Exhibit 6.5

Employment Agreement

This Employment Agreement (the “Agreement”) is made and entered into as of April 15, 2021 (“Effective Date”), by and between Kelly Frey (“Frey”) and Worldwide Stages Spring Hill, LLC, its affiliates and subsidiaries, whether now existing or formed in the future (collectively, the “Company”).

WHEREAS, the Company desires to employ Frey on the terms and conditions set forth herein; and

WHEREAS, Frey desires to he employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants, promises, and obligations set forth herein, the parties agree as follows:

1. Term. The Company hereby agrees to employ Frey, and Frey hereby accepts employment by the Company, on the terms and conditions hereinafter set forth. Frey’s term of employment by the Company under this Agreement (the “Term” or “Employment Term”) shall commence on the Effective Date and end on the fifth anniversary thereof, subject to automatic renewal of the Term for additional two-year periods unless either the Company or Frey gives the other party written notice of intent not to renew the Term not less than one hundred and twenty days before the date on which the Term otherwise would automatically renew. In the event that Company chooses not to renew the Term after the fifth anniversary, Frey shall be entitled to Severance and benefits, as set out hereinbelow.

2. Position and Duties. During the Employment Term, Frey shall serve as Chief Executive Officer and Chairman of the Board of the Company performing such duties and having such authority and responsibility consistent with Prey’s position and under general direction by the Board of the Company. Frey will also serve as interim President until such time as the governing body of the Company elects such officer. Frey shall report directly to the Board of Directors (or other comparable governing body of the Company), Frey will be the primary press contact, principle brand ambassador, and spokesperson for the Company and its affiliates and will have final approval rights on all employees/contractors for the Company and its affiliates. During the Employment Term, Frey shall devote at least 40 hours a week to the performance of Frey’s duties hereunder (provided that Frey shall at all times be an exempt employee and shall not be responsible for keeping records of time spent on Company business) and will not engage in any other competitive business which would conflict or interfere with the performance of such duties either directly or indirectly. Notwithstanding the foregoing, Frey will be permitted to (a) act or serve as a director, trustee, committee member, or principal of any type of business, civic, or charitable organization; provided that such action or service would not directly conflict or interfere with the performance of Frey’s duties hereunder; (b) purchase or own less than five percent (5%) of the publicly traded securities of any corporation; (c) maintain his law license and engage in the practice of law (individually or as an employee or partner of a law firm), provide such practice is limited in scope so as not to conflict or interfere with the performance of Frey’s duties hereunder; and/or (d) act in any capacity. and receive compensation for such action in addition to the compensation set out herein, for any affiliate of Company. Upon profitability of Company, Frey shall be provided a dedicated executive assistant at Company expense to assist in performance of Frey’s services and obligations under this Agreement.

3. Place of Performance and Commuting. The principal place of Frey’s employment shall be within 25 miles of Spring Hill, Tennessee (the “Headquarters”); provided that Frey may be required to travel on Company business during the Employment Term, at Company expense. It is understood that Frey does not have to maintain his principle residence in proximity to the Headquarters and may commute each business week to the Headquarters, as he sees fit. In the event that Frey is required to spend more than (10) consecutive days per month on Company business more than 25 miles from the Headquarter or his primary residence (a “Remote Location”), the Company shall provide a housing allowance to Frey for lodging at the Remote Location comparable to the cost of his principle residence and reimburse Frey for the cost of commuting from Headquarters (or Frey’s principle residence) to such Remote Location (which costs shall not exceed the cost of first class commercial airfare or suite/deluxe level accommodations). The Company shall reimburse Frey’s monthly leasing costs with respect to a car acceptable to Frey and all costs related thereto (including, without limitation, gas, maintenance, and insurance). The Company shall also pay to Frey an additional amount in cash such that the net amount retained by Frey on such additional amount, after reduction for any federal state and local income or employment taxes on such additional amount, shall be equal to the federal, state, and local income or employment taxes owed on any reimbursements, costs, and allowances provided for in this Section.

4. Compensation.

4.1 Base Salary. The Company shall pay Frey an annual rate of base salary of $375,000 during the first year of the Term in periodic installments in accordance with the Company’s customary payroll practices and applicable wage payment laws, but no less frequently than monthly, beginning on the Effective Date and continuing monthly during the Employment Term. Such base salary shall be subject to cost of living increases each year during the Term of no less than the lesser of five (5%) percent or the annual increase in the Federal Consumer Price Index each year during the term. Frey’s annual base salary, as in effect from time to time, is hereinafter referred to as “Base Salary”. Company shall pay the Base Salary to Frey as a W-2 employee of the Company (including Company payment of 1/2 of FICA, etc.). The Board of the Compensation Committee of the Board (the “Committee”) shall consider increases in Base Salary at a Minimum to maintain parity with the 75% percentile of compensation for CEOs provided at peer companies (as determined by .BDO or other mutually acceptable third party), which companies shall be subject to review on a continuing basis (the “Peer Group”), taking into account Company and individual performance objectives at the CEO level.

4.2 Employee Benefits. During the Employment Term, Frey shall be entitled to participate in all employee benefit plans, practices, and programs maintained by the Company, as in effect from time to time (collectively, “Employee Benefit Plans”). Frey shall also be entitled to thirty (30) days of paid time off (“PTO”) per year of the Term and the greater of (a) all standard paid Company holidays or (b) all nationally recognized holidays in the United States. Accrued and unused PTO shall be carried over to the following calendar years.

4.3 Relocation Expenses. If Frey is ever required by the Company to relocate, the Company shall at a minimum pay, or reimburse Frey for, all reasonable relocation expenses incurred by Frey and all such relocation expenses shall be comparable to those extended at the CEO level for other similarly situated companies (up to and including payment of realtor fees, movers, and home ownership transition costs),

4.4 Business Expenses. Frey shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment, and travel expenses incurred by Frey in connection with the performance of Frey’s duties hereunder in accordance with the Company’s expense reimbursement policies and procedures, but in all cases comparable to CEO reimbursement of the Peer Group (including first class airplane travel and suite/deluxe level accommodations), Company shall also pay, or reimburse Frey, for: (a) executive level office decor and equipment reasonably required by Frey in performance of his services (including without limitation laptop, phone, cellular service, etc.), (b) any reasonable and actual security costs incurred by Frey as a result of his executive position with the Company, (c) membership and monthly minimums at country/golf clubs for Frey’s use in support of performance of his services, (d) financial counseling & personal tax preparation, and (e) support of local non-profits related to arts and entertainment (at no less than two times Frey’s personal contributions).

4.5 Equity Grants. The Company has no present intent to create an employee equity incentive plan that might dilute the present equity holders in the Company. However, should at any time in the future the Company devise or implement any employee/vendor equity incentive plan (whether dilutive of present equity holders or future equity holders in the Company), Frey shall participate in such plan at the highest level (such level being equal to the sum of all other grants to all other employees/vendors).

4.6 Life and Disability Insurance. As part of compensation, the Company shall pay the premium on a minimum Two Million ($2,000,000) life and disability insurance policy for Frey, naming Frey’s spouse or other Frey designee as primary beneficiary.

4.7 Signing Bonus: Annual Bonus; C-Suite Concessions.

(a) Signing Bonus. As an inducement for Frey to terminate his current employment and resign his partnership with Nelson Mullins Riley & Scarborough and enter into this Agreement, Company shall pay Frey an initial signing bonus of One Hundred Thousand ($100,000) Dollars within ten (10) days of Effective Date.

(b) Annual Bonus. During the Employment Term, Frey shall be eligible to receive a performance-based annual bonus (“Annual Bonus”) in an amount subject to the discretion of the Company, but in no event less than One-Hundred Thousand ($100,000) Dollars. During the first year of Company operations, such Annual Bonus shall be based upon the following achievements:

(i) Closing of the acquisition of the Company’s headquarters at 5000 Northfield, Spring Hill, TN (the “Facility”);

(ii) Completion of the improvements at the Facility within pro forma estimates sufficient for “soft open”, including interface with contractors for such improvements and responsibility for oversight of such improvements;

(iii) Initial vendor/non-artist tenant leases approximating pro forma estimates for “year 0” at the Facility;

(iv) Initial artist-related revenue consistent with availability of improved artist rehearsal and support areas at the Facility approximating pro forma estimates for “yew’ 0”;

(v) Staffing at the Facility sufficient to meet tenant demands and Company operations and implementing policies and procedures consistent with “start-up to go-public” timeframes and requirements;

(vi) Identification of two additional expansion opportunities beyond the Facility.

After the initial twelve (12) month period of the Term the Annual Bonus shall be set by the Committee based upon metrics for such periods as mutually agreed between Frey and the Board (or Committee) at least sixty (60) days prior to the twelve month period against which such Annual Bonus is to be measured/paid, but in no event shall the Annual Bonus be less than One-Hundred Thousand ($100,000) Dollars. In its sole discretion, the Committee may award an annual cash award to Frey in excess of the Annual Bonus set’ out in this Section. Notwithstanding the foregoing, the Committee may grant a special bonus to Frey at any time.

(c) Additional Compensation. During the Employment Term, Frey may receive additional annual compensation related to revenues and profitability of the Company, and/or other factors as determined by the Committee with reference to Peer Groups, for exceeding performance goals and “extreme performance” beyond typical industry level standards as well as additional benefits and concessions, as determined by the Committee.

4.8 Indemnification.

(a) In the event that Frey is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “Proceeding”), other than any Proceeding initiated by Frey or the Company related to any contest or dispute between Frey and the Company or any of its affiliates with respect to this Agreement or Frey’s employment hereunder, by reason of the fact that Frey is or was an employee of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, Frey shall be indemnified and held harmless by the Company to the maximum extent permitted under applicable law and the Company’s organizational documents from and against any liabilities, costs, claims, and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys’ fees). Costs and expenses incurred by Frey in defense of such Proceeding (including attorneys’ fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment by Frey; and (ii) appropriate documentation evidencing the incurrence, amount, and nature of the costs and expenses for which payment is being sought;

(b) During the Employment Term and for a period of three (3) years thereafter, the Company or any successor to the Company shall purchase and maintain, at its own expense, directors’ and officers’ liability insurance providing coverage to Frey on terms that are no less favorable than the coverage provided to other directors and similarly situated executives of the Company.

5. Termination of Employment. Frey’s employment hereunder may be terminated by Frey at any time and for any reason; provided that, unless otherwise provided herein, Frey shall be required to give the Company at least 60 days advance written notice of. any termination of Frey’s employment. Frey’s employment may be terminated by the Company only for “Cause” as set out herein. For purposes of this Agreement, “Cause” shall mean:

(i) Frey’s engagement in dishonesty, illegal conduct, or misconduct, which is, in each case, injurious to the Company or its affiliates;

(ii) Frey’s embezzlement, misappropriation, or fraud, whether or not related to Frey’s employment with the Company;

(iii) Frey’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs Frey’s ability to perform services for the Company or results in material or financial harm to the Company or its affiliates;

(iv) Frey’s material breach of any material obligation under this Agreement that causes material/reputational or financial harm to the Company.

Termination of Frey’s employment shall not be deemed to be for Cause unless and until the Company delivers to Frey written notice of the existence of the circumstances providing grounds for termination for Cause within 60 days of the initial existence of such grounds and Frey has had at least 30 days from the date on which such notice is provided to cure such circumstances.

Notwithstanding any termination of this Agreement (whether by Frey or Company, whether for cause or no cause), Frey shall be entitled to all Base Salary to be paid through the full Term of the Agreement, along with any accrued benefits.

6. Death or Disability. Frey’s employment hereunder shall terminate automatically upon Frey’s death or disability during the Employment Term. For purposes of this Agreement, “Disability” shall mean Frey’s inability, due to physical or mental incapacity, to perform the essential functions of his job, without unreasonable accommodation, for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred twenty (120) consecutive days. Any question as to the existence of Frey’s Disability as to which Frey and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Frey and the Company. If Frey and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and. those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and Frey shall be final and conclusive for all purposes of this Agreement.

7. Cooperation. The parties agree that certain matters in which Frey will be involved during the Employment Term may necessitate Frey’s cooperation in the future. Accordingly, following the termination of Frey’ s employment for any reason, to the extent reasonably requested by the Company, Frey shall cooperate with the Company in connection with matters arising out of Frey’s service to the Company; provided that, the Company shall minimize disruption of Frey’s other activities. The Company shall reimburse Frey for reasonable expenses incurred in connection with such cooperation and, the Company shall compensate Frey at no less than a daily rate based on Frey’s Base Salary on the Termination Date.

8. Severance. Should the Term not be extended beyond the fifth anniversary, Frey shall be entitled to industry standard severance benefits and severance pay, as determined by the Committee with reference to Peer Groups.

9. Arbitration. Any dispute, controversy or claim arising out of or related to this Agreement or any breach of this Agreement shall be submitted to and decided by binding arbitration. Arbitration shall be administered exclusively by AAA and shall be conducted consistent with the rules, regulations, and requirements thereof as well as any requirements imposed by state law. Any arbitral award determination shall be final and binding upon the parties.

10. Publicity. Frey hereby irrevocably consents to any and all uses and displays, by the Company and its agents, representatives and licensees, of Frey’s approved name, voice, likeness, image, appearance, and biographical information in, on or in connection with the Company, at any time during or after the period of his employment by the Company, for all legitimate commercial and business purposes of the Company (“Permitted Uses”) without further consent from or royalty, payment, or other compensation to Frey. Frey hereby forever• waives and releases the Company and its directors, officers, employees, and agents from any and all claims, actions, damages, losses, costs, expenses, and liability of any kind, arising under any legal or equitable theory whatsoever at any time during or after the period of his employment by the Company, arising directly or indirectly from the Company’s and its agents’, representatives’, and licensees’ exercise of their rights in connection with any Permitted Uses. Frey shall be entitled to provide a quote and be recognized as CEO in all press releases and/or paid advertising, at his election.

11. Return of Company Property. Upon termination of Frey’s employment for any reason or under any circumstances, Frey shall promptly return any and all of the property of the Company and any Affiliates (including, without limitation, all computers, keys, credit cards, identification tags, documents, data, confidential information, work product, and other proprietary materials), and other materials. Frey may retain Frey’s emails, v-cards/rolodex and form documents for archive and reference purposes.

12. Governing Law: Jurisdiction and Venue. This Agreement, for all purposes, shall be construed in accordance with the laws of Tennessee without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the state of Tennessee, County of. Davidson. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

13. Entire Agreement. Unless specifically provided herein, this Agreement contains all of the understandings and representations between Frey and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can .be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

14. Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by Frey and by the Minority Member Manager of the Company. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power, or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power, or privilege.

15. Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon’ the parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement. The parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement, or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law. The parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal, or unenforceable provisions had not been set forth herein.

16. Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

17. Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed a original, but all of which taken together shall constitute one and the same instrument.

18. Successors and Assigns. This Agreement is personal to Frey and shall not be assigned by Frey. Any purported assignment by Frey shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

19. Section 409A. Notwithstanding anything herein to the contrary, this Agreement is intended to be interpreted and applied so that the payment of the benefits set forth herein shall either be exempt from, or in the alternative, comply with, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the published guidance thereunder (“Section 409A”). A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Section 409A unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “Termination Date” or like terms shall mean “separation from service.” Notwithstanding any provision of this Agreement to the contrary, if Frey is a “specified employee” within the meaning of Section 409A on the date of his or her “separation from service,” any payments or arrangements due upon a termination of Frey’s employment under any arrangement that constitutes a “nonqualified deferral of compensation” within the meaning of Section 409A and which do not otherwise qualify under the exemptions under Treas. Regs. Section 1.409A-1 (including without limitation, the short-term deferral exemption or the permitted payments under Treas. Regs. Section 1.409A-I (b)(9)(iii)(A)), shall be delayed and paid or provided on the earlier of (a) the date which is six months after Frey’s “separation from service” for any reason other than death, or (b) the date of Frey’s death. All tax gross-up payments provided under this Agreement or any other agreement with Frey shall be made or provided by the end of Frey’s taxable year next following Frey’s taxable year in which Frey remits the related taxes, in accordance with the requirements of Section 409A, (c) The Company acknowledges and agrees that if any payment, award, benefit, or distribution (or any acceleration of any payment, award, benefit, or distribution) made or provided to Frey or for Frey’s benefit in connection with this Agreement, or Frey’s employment with the Company or the termination thereof (the “Payments”) are determined to be subject to the additional taxes, interest, or penalties imposed by Section 409A, or any interest or penalties with respect to such additional taxes, interest, or penalties (such additional taxes, together with any such interest and penalties, are referred to collectively as the “Section 409A Tax”), then Frey will be entitled to receive an additional payment (a “409A Gross-Up Payment”) from the Company such that the net amount Frey retains after paying any applicable Section 409A ‘fax and any federal, state, or local income or FICA taxes on such 409A Gross-Up Payment, shall be equal to the amount the Frey would have received if the Section 409A Tax were not applicable to the Payments. Unless otherwise agreed in writing by Frey and the Company, all determinations of the Section 409A Tax and 409A Gross-Up Payment, if any, will be made by an independent “big four” accounting firm designated by the Company, and such accounting firm shall be instructed to provide the Company and Frey with a written opinion of any determination such accounting firm has been requested to provide. The Company shall be responsible for such accounting firm’s fees. For purposes of determining the amount of the 409A Gross-Up Payment, if any, Frey will be deemed to pay federal income tax at the actual marginal rate of federal income taxation in the calendar year in which the total Payments are made and state and local income taxes at the actual marginal rate of taxation in the state and locality of Frey’s residence on the date the total Payments are made, net of the maximum reduction in federal income taxes that could be obtained from deduction of such state and local taxes. If the Section 409A Tax is determined by the Internal Revenue Service, on audit or otherwise, to exceed the amount taken into account hereunder in calculating the 409A Gross-Up Payment

(including by reason of any payment the existence or amount of which cannot be. determined at the tune of the 409A Gross-Up Payment), the Company shall make another 409A Gross-Up Payment in respect of such excess (plus any interest, penalties, or additions payable by Frey with respect to such excess). The Company and Frey shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Section 409A Tax with respect to the total Payments. The 409A Gross-Up Payments provided to Frey shall be made no later than the tenth business day following the last date the Payments are made. After any Termination Date, Frey shall have no duties or responsibilities that are inconsistent with having a “separation from service” within the meaning of Section 409A as of the Termination Date and, notwithstanding anything in the Agreement to the contrary, distributions upon termination of employment of non qualified deferred compensation may only be made upon a “separation from service” as determined under Section 409A and such date shall be the Termination Date for purposes of this Agreement. Each payment under this Agreement or otherwise shall be treated as a separate payment for purposes of Section 409A. In no event may Frey, directly or indirectly, designate the calendar year of any payment to be made under this Agreement which constitutes a “nonqualified deferral of compensation” within the meaning of Section 409A and to the extent an amount is payable within a time period, the time during which such amount is paid shall be in the discretion of the Company. All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A. To the extent that any reimbursements are taxable to Frey, such reimbursements shall be paid to Frey on or before the last. day of the Frey’s taxable year following the taxable year in which the related expense was incurred. Reimbursements shall not be subject to liquidation or exchange for another benefit and the amount of such reimbursements that Frey receives in one taxable year shall not affect the amount of such reimbursements that Frey receives in any other taxable year. Anything in this Agreement to the contrary notwithstanding, in the event that Frey shall become entitled to payments and/or benefits provided by this Agreement or any other amounts in the “nature of compensation” (whether pursuant to the terms of this Agreement or any other plan, arrangement, or agreement with the Company, or any arrangement or agreement with any person whose actions result in a change of ownership or effective control or a change in the ownership of a substantial portion of the assets of the corporation covered by Code Section 280G(b)(2) (a “280G Change in Control”), or any person affiliated with the Company or such person) as a result of a 280G Change in Control (collectively the “Company Payments”), and such Company Payments will be subject to the tax (the “Excise Tax”)- imposed by Code Section 4999, the Company shall pay to Frey at the time specified below (i) an additional amount (the “Grass-Up Payment”) such that the net amount retained by Frey, after deduction of any Excise Tax on the Company Payments and any U.S. federal, state, and for local income or payroll tax upon the Gross-Up Payment provided for by this paragraph, but before deduction for any U.S. federal, state, and local income or payroll tax on the Company Payments, shall be equal to the Company Payments and (ii) an amount equal to the product of any deductions disallowed for federal, state, or local income tax purposes because of the inclusion of the Gross-Up Payment in Frey’s adjusted gross income multiplied by Frey’s actual marginal rate of federal, state, or local income taxation, respectively, for the calendar year in which the Gross-Up Payment is to be made.

20. Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by email, registered or certified mail, return receipt requested, or by overnight carrier to the parties.

21. Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

22. Acknowledgement of Full Understanding. Frey acknowledges and agrees that he has fully read, understands and voluntarily enters into this Agreement. Frey acknowledges and agrees that he has had an opportunity to ask questions and consult with an attorney of his choice before signing this Agreement.

23. Beneficiaries/References. Frey shall be entitled, to the extent permitted under applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit hereunder following Frey’s death by giving written notice thereof In the event of Frey’s death or a judicial determination of his or her incompetence, references in this Agreement to Frey shall be deemed, where appropriate, to refer to his or her beneficiary, estate, or other legal representative.

24. Survivorship. Except as otherwise set forth in this Agreement, the respective rights and obligations of the parties shall survive any termination of Frey’s employment or, with respect to obligations of Company for payments hereunder Frey’s death or disability.

25. No Mitigation/No Offset. Frey shall be under no obligation to seek other employment or to otherwise mitigate the obligations of the Company under this Agreement, and there shall be no offset against amounts or benefits due to Frey under this Agreement or otherwise on account of any claim (other than any preexisting debts then due in accordance with their terms) the Company may have against him or any remuneration or other benefit earned or received by Frey after such termination.

26. Tax Considerations. The parties shall use best efforts to structure compensation to Frey under this Agreement so as to minimize federal and state taxes owed by Frey from such compensation.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Worldwide Stages Spring Hill, LLC

By:	Kelly Frey

Title:	CEO

Signature:	Kelly Frey

Print Name:	Kelly Frey

Approved:

Valiant Worldwide Stages, Spring Hill, LLC

By:	Doug Van Weide